UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
         (Amendment to Schedule 13D Previously Filed on March 15, 2006)

--------------------------------------------------------------------------------

                               INFERX CORPORATION
                               ------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                      NONE
                                      ----
                                 (CUSIP Number)

                                OCTOBER 24, 2006
                                ----------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

                                                                     Page 2 of 5
CUSIP No.  None
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert Prag

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     U.S.A

--------------------------------------------------------------------------------
NUMBER OF SHARES  5.  SOLE VOTING POWER
                      746,166
  BENEFICIALLY        ----------------------------------------------------------
                  6.  SHARED VOTING POWER
 OWNED BY EACH        None.
                      ----------------------------------------------------------
REPORTING PERSON  7.  SOLE DISPOSITIVE POWER
                      746,166
      WITH            ----------------------------------------------------------
                  8.  SHARED DISPOSITIVE POWER
                      None.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     746,166

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                                          |_|

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.08% (1)

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON: IN

--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer.

            InferX Corporation (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices.

            1600 International Drive, Suite 110
            McLean, Virginia 22102

Item 2(a).  Names of Person Filing.

            Robert Prag (the "Reporting Person")


Item 2(b).  Address of Principal Business Office, or if none, Residence.

            12220 El Camino Real, Suite 400
            San Diego, CA 92130.

Item 2(c).  Citizenship.

            U.S.A.

Item 2(d).  Title of Class of Securities.

            Common Stock, par value $.0001 per share (the "Common Stock").

Item 2(e).  CUSIP Number.

            None.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership.

      (a) Amount beneficially owned: 746,166 shares of Common Stock of the Issuer.

      (b) Percent of Class: the Reporting Person beneficially owns 8.08% of the Issuer's issued and outstanding Common Stock (based on 9,029,392 shares of Common Stock of the Issuer issued and outstanding as of October 30, 2006 as stated in the Issuer's Form 8-K and filed on October 30, 2006).

      (c)   Number of shares as to which Reporting Person has:

            (i) Sole power to direct the vote: 746,166 shares of Common Stock of the Issuer.
            (ii)  Shared power to vote or to direct the vote: None.
            (iii) Sole power to dispose or direct the disposition of the Common
                  Stock: 746,166 shares of Common Stock of the Issuer.
            (iv)  Shared power to dispose or direct the disposition of: None.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.
            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             Date: November 2, 2006


                         By: /s/ Robert Prag
                             -------------------
                                 Robert Prag